Exhibit 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 of our report dated February 24, 2010, relating to the financial statements and financial statement schedule of Energy Future Intermediate Holding Company LLC (which report expresses an unqualified opinion and includes an explanatory paragraph related to Energy Future Holdings Corp. completing its merger with Texas Energy Future Merger Sub Corp. on October 10, 2007), appearing in the Annual Report on Form 10-K of Energy Future Intermediate Holding Company LLC for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas

April 1, 2010